Exhibit 99.1

AI Data Center Strategy Drives PowerBank’s Corporate Rebrand

Strategic Rebranding Highlights the Company’s New Business Vertical

TORONTO, Ontario, June 4, 2026 — PowerBank Corporation (NASDAQ: PBK; Cboe CA: PBK; FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, today announced the launch of its refreshed corporate website at www.powerbankcorp.com and the change of its trading symbols on the NASDAQ and Cboe Canada Exchange to “PBK”. These rebranding efforts reflect the Company’s expanded strategic vision as AI compute infrastructure and modular data centers emerge as a key pillar alongside its core renewable energy development and Independent Power Producer (“IPP”) platform.

The refreshed website presents PowerBank as a North American power company positioned at the intersection of power generation and next-generation digital infrastructure. This articulates the Company’s view that its portfolio of solar and Battery Energy Storage System (“BESS”) sites across Canada and the United States represents a strategic asset base with the potential to co-locate and power distributed AI compute infrastructure.

The rebranding also includes the official change of the Company’s ticker symbol from “SUUN” on the NASDAQ and “SUNN” on Cboe Canada Exchange to “PBK” on both exchanges. This change was previously announced here, and conveys that PowerBank’s business has expanded beyond solar PV and battery storage to include the new strategic focus on providing solutions for AI compute infrastructure and modular data centers.

The rebranding follows the Company’s recent announcement of the core strategic growth vertical, and the announcement of a Letter of Intent (“LOI”) with Nodiac Corp. with plans to leverage PowerBank’s portfolio of solar and BESS sites for the deployment of distributed AI compute infrastructure, and reflects management’s view that the convergence of renewable energy and AI infrastructure represents a significant and durable opportunity.

Dr. Richard Lu, CEO of PowerBank, commented: “Our new corporate brand tells the full story of what PowerBank is building. Our team now works at the convergence of energy and digital infrastructure. The same assets we develop, own, and operate to generate renewable electricity are increasingly valuable as the foundation for distributed AI compute. As demand for power-secure, lower-cost AI infrastructure grows, our pipeline of over one gigawatt of solar and storage projects positions us uniquely to serve that market. This rebranding is a signal to our partners, customers, and investors that we see this as a defining opportunity for the Company.”

About the Strategic Direction

PowerBank’s existing development pipeline totals at over 1 GW across solar energy projects and battery storage, with projects spanning New York, Ontario, Nova Scotia, Pennsylvania, and other North American markets. The Company’s strategy continues to encompass full-cycle renewable energy development, from site origination through EPC, Operations & Maintenance, and IPP ownership, while expanding into the co-location of modular data center infrastructure at suitable sites within its portfolio.

The AI compute infrastructure vertical is being advanced in parallel with the Company’s near-term construction milestones, including the spring 2026 mobilization of nine New York State solar and storage projects and the commercial operation of the SFF 06 BESS project in Ontario.

The LOI is not a definitive agreement. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive agreements to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a definitive agreement, receipt of required permits, technical feasibility and financing arrangements being in place.

There are several risks associated with the development of the projects disclosed in this news release. The development of any project is subject to receipt of a community solar contract, receipt of interconnection approval, receipt of required permits, the availability of third-party financing arrangements for the Company to finance the construction of the projects and the risks associated with the construction of a solar or battery energy storage project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar or battery storage, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this news release.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American clean energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and clean grid and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the projects mentioned in this news release; the receipt of interconnection approval, permits and financing to be able to construct the projects; the receipt of incentives for the projects; the Company’s plans to add AI compute infrastructure and modular data centers; the Company’s plan to provide energy and battery storage solutions; the details of the potential transaction with Nodiac; the suitability of solar and BESS sites to host a modular data center; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation